INTERPLAY ENTERTAINMENT CORP
                              1682 LANGLEY AVENUE
                            IRVINE, CALIFORNIA 92606
                    PHONE: 310/432.1958 < FAX: 310/432.1959


                                January 25, 2006

VIA EDGAR & FACSIMILE
---------------------

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street North East
Washington, D.C. 20549-0406


RE: Interplay Entertainment Corp.(IPLY)
    Form 10-K for the Fiscal Year ended December 31, 2004
    Form 10-Q for the Fiscal Quarter ended March 31, 2005
    Form 10-Q for the Fiscal Quarter ended June 30, 2005
    File No. 000-27338


Dear Sir/ Madam:

The following issues have been addressed as follows:

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 38

1) A 10K-A has been filed disclosing that our controls and procedures were not effective, at the reasonable assurance level, in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms and in timely alerting him to material information required to be included in this report.

2) See response to item # 1 above and we have also described that on January 18, 2005 the Controller of the Company at that time resigned causing the auditors to note a material weakness. Management appointed a new Controller to take over the reporting duties from the previous Controller and hired additional accounting staff. The Company also took steps to remediate any material weakness by relocating to new offices, gathering archives and reinstalling all computer systems. We also filed 10-Q/A for the period ended March 31, 2005 and made the relevant changes as in Form 10-K/A.

3)   See response to items # 1 and #2 above.

We also filed 10-Q/A(No.2) for the period ended June 30, 2005 and made the relevant changes as in Form 10-K(A) in response to the comments raised.

4) See response to items #1, #2 and #3 above. We have rewritten the last paragraph of our discussion on control and procedures as follows:

     Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations on all internal control systems, our internal control system can provide only reasonable assurance of achieving its objectives and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, and/or by management override of the control. The design of any system of internal control is also based in part upon certain assumptions about the likelihood of future events, and can provide only reasonable, not absolute assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in circumstances, and/or the degree of compliance with the policies and procedures may deteriorate.

     We believe that we have responded to all of the issues that you have raised. Blacklined copies of each of the amended sections of the filings referred to above will be attached to a faxed copy which will be sent to you for your convenience.


Sincerely,


/s/ Herve Caen
-----------------------------------
Herve Caen
CEO/Interim Chief Financial Officer


Cc: Christopher White